Exhibit 99.2

Q1 2025 Results June 2025

2 ©2025 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. This presentation contains forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 . Such forward - looking statements include statements regarding Nano’s future growth, strategic plan and value to shareholders, Desktop Metal’s strategic review process, and all other statements other than statements of historical fact that address acti vit ies, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. These forward - looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward - looking statements. Accordingl y, we caution you that any such forward - looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and a re based on the current expectations of Nano, they are subject to various risks and uncertainties. The forward - looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed under the hea ding “Risk Factors” in Nano’s annual report on Form 20 - F filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano undertakes no obligation to publi cly release any revisions to these forward - looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication. Disclaimer Cautionary Note Regarding Forward Looking Statements

3 ©2025 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. Q1 2025 Results Speakers ● Ofir Baharav, Chief Executive Officer ● Assaf Zipori, Chief Financial Officer ● Julien Lederman, Chief Business Officer Information ● Website: https://investors.nano - di.com/investor - relations/ ● Investor queries: nano - di@icrinc.com ● Media queries: nanodimension@feintuchpr.com

4 ©2025 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. We are a digital manufacturing leader. We are changing the way the world designs and manufactures high - performance, high - value parts. We innovate and deliver the industrial manufacturing solutions that are at the pinnacle of multi - disciplinary technology - combining hardware, software, and materials science. Who we are

We’re Reinventing Manufacturing for Superior Parts Clear Vision, Well Capitalized, Premium Tech

6 ©2025 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. Total revenue Adj. Gross margin (2) Adj. EBITDA (loss) (3) Cash, cash equivalents, deposits and investable securities Key Financial Metrics (1) Nano Dimension’s Q1 2025 Results (As of March 31, 2025) (1) Only for Nano Dimension; does not include Desktop Metal or Markforged (2) See Appendix Slide 16 (3) See Appendix Slide 14 $14.4M Up 7.8% YoY 43.8% Down 601 BPS YoY $9.0M Improved by 33% YoY $840M

7 ©2025 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. Discontinue products Thorough, quick assessments and action Strategic Decisions Made With Material Financial Impact Re - Focusing The Business and Positioning For Long - Term Success Repositioning x Shifting closer to the customer with increased presence in market. Refocused products $20M In annual savings from Q4 - 25 onwards = 111

d 8 ©2025 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. Strategic Programs Growing the Business in the Right Areas in a Responsible Way Product rationalization of our solutions Operating model optimization ● Ensuring solutions have a competitive advantage that can demand a high margin ● Enabling high - value, high - performance parts manufacturing at scale, rather than fabrication of experimental designs and concepts ● Delivering a clear ROI ● Reducing expenses to normal ratios ● Breaking down organizational silos ● More doers, less managers for a flatter organization better equipped to innovate and deliver value

9 ©2025 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. Nano Dimension’s and Markforged’s Results Improving Overall Adjusted EBITDA Despite Macro Headwinds (1) (1) See Appendix Slide 14 and 15 321

d 10 ©2025 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. A Focus on Markforged Update From Ongoing Post - Acquisition Integration What we are strategically building on What we are addressing ● High - Potential Software Platform: Positioned to be a leading multi - product suite serving the digital manufacturing industry. ● Gaining FFF Technology: Widely adopted on factory floors — more pervasive and impressively production - ready. ● Breakthrough Metal Binder Jetting: Capable of producing truly high - performance, high - value metal parts at scale. ● Strategic Sales: Ensuring we working with the most strategic customers should larger scale engagements ● Sizeable Operating Expenses: Right sizing the organization in a similar way to what we did with the Core business

11 ©2025 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. Q & A

Appendix

13 ©2025 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. Reconciliation for Non - IFRS Measures The table presents the financial position as of March 31, 2025. Table heading Total Q1 - 2025 NNDM MKFG All amounts in thousands USD $31,258 $14,401 $16,857 Revenues $13,646 $5,906 $7,740 Gross Profit (Loss) $14,469 $6,305 $8,164 Adjusted Gross Profit $69,330 $45,994 $23,336 Operating Expenses $41,944 $24,011 $17,933 Net Loss ($18,333) ($9,034) ($9,299) Adjusted EBITDA (loss) $877,583 $840,406 $37,177 Cash, Cash Equivalents, Deposits and Investable Securities

14 ©2025 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. Reconciliation for Non - IFRS Measures - Nano Dimension The following are reconciliations of income before taxes, as calculated in accordance with International Financial Reporting Sta ndards (“IFRS”), to EBITDA and Adjusted EBITDA, as well as of gross profit, as calculated in accordance with IFRS, to Adjusted Gross Profit. See full reconc ili ation and explanation in Q1 2025 Nano Dimension press release published June 12, 2025. Table heading Q1 2025 Q1 2024 All amounts in thousands USD ($24,011) ($34,962) Net loss $23 ($16) Tax expenses (income) $1,500 $2,066 Depreciation and amortization ($9,309) ($11,311) Interest income ($31,797) ($44,223) EBITDA (loss) ($8,396) $25,972 Finance (income) expenses from revaluation of assets and liabilities $1,573 $1,333 Exchange rate differences ($2,407) $3,460 Share - based payments - ($115) Other non - GAAP income $28,069 - Desktop Metal litigation related expenses $1,515 - Desktop Metal and Markforged transaction related expenses $1,180 - Restructuring costs $1,229 - Impairment losses ($9,034) ($13,573) Adjusted EBITDA (loss) 123

15 ©2025 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. Reconciliation for Non - IFRS Measures - Markforged The following are reconciliations of income before taxes, as calculated in accordance with International Financial Reporting Sta ndards (“IFRS”), to EBITDA and Adjusted EBITDA, as well as of gross profit, as calculated in accordance with IFRS, to Adjusted Gross Profit. Table heading Q1 2025 Q1 2024 All amounts in thousands USD ($17,933) ($35,946) Net loss $(11) ($184) Tax expenses (income) $1,432 $1,352 Depreciation and amortization $136 ($1,246) Interest (income) expense ($16,376) ($36,024) EBITDA (loss) - - Finance (income) expenses from revaluation of assets and liabilities $64 $56 Exchange rate differences $1,884 $3,460 Share - based payments $2,484 $130 Other non - GAAP income - 17,300 Continuous composite litigation related expenses $1,671 1 Transaction related expenses $ - - Restructuring costs $1,310 2,446 Litigation expenses ($8,963) ($12,631) Adjusted EBITDA (loss) 544

16 ©2025 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. Reconciliation for Non - IFRS Measures The following are reconciliations of income before taxes, as calculated in accordance with International Financial Reporting Sta ndards (“IFRS”), to EBITDA and Adjusted EBITDA, as well as of gross profit, as calculated in accordance with IFRS, to Adjusted Gross Profit. See full reconciliation and explanation in Q1 2025 Nano Dimension press release published June 12, 2025. Table heading Q1 2025 Q1 2024 All amounts in thousands USD $5,906 $6,178 Gross Profit $209 $141 Depreciation and amortization $190 $335 Share - based payments $6,305 $6,654 Adjusted Gross Profit

17 ©2025 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. Key metrics Income statement Q1 2025 Q1 2024 All amounts in thousands USD $14,401 $13,364 Revenue $5,906 $6,178 Gross Profit ($31,797) ($44,223) EBITDA (loss) ($9,034) ($13,573) Adjusted EBITDA (loss) ($24,011) ($34,962) Net loss Balance sheet Q1 2025 Q1 2024 $65,349 $44,693 Total liabilities $898,231 $973,972 Total assets $832,882 $929,279 Total equity

Thank you For information • Website: https://investors.nano - di.com/investor - relations/ • Investor queries: nano - di@icrinc.com • Media queries: nanodimension@feintuchpr.com